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                               November 9, 2023

       Lester Brafman
       Chief Executive Officer
       Cohen & Company Inc.
       Cira Centre
       2929 Arch Street, Suite 1703
       Philadelphia, Pennsylvania

                                                        Re: Cohen & Company
Inc.
                                                            Definitive Proxy
Statement on Schedule 14A
                                                            Filed April 21,
2023
                                                            File No. 001-32026

       Dear Lester Brafman:

               We have limited our review of your most recent definitive proxy statement to those issues we have addressed in our comments. Please respond to these comments by confirming that you will revise your future proxy disclosures in accordance with the topics discussed below.

       Definitive Proxy Statement on Schedule 14A filed April 21, 2023

       Pay versus Performance, page 25

   1. Refer to the reconciliation table in footnotes (2) and (4) to your pay versus performance table. It is unclear
what amounts are reflected in the row titled "Year over Year Change in
                                                        Fair Value of Equity
Awards Granted in Prior Years that Vested in the Year."
                                                        Specifically, equity
awards granted in prior years that vest during the relevant year should be valued as the
difference between the fair value as of the end of the prior fiscal year and the vesting date, not
the "year over year" change in value. Please ensure that your table headings reflect
accurately the amounts used to calculate compensation actually paid.
                                                        Refer to Item
402(v)(2)(iii)(C)(1)(iv) of Regulation S-K.

   2. It appears that you have not provided the relationship disclosures required by Regulation
                                                        S-K Item 402(v)(5).
Please provide this required disclosure in its entirety. Although you may provide this
information graphically, narratively, or a combination of the two, this disclosure must be
separate from the pay versus performance table required by Regulation
                                                        S-K Item 402(v)(1) and
must provide, as applicable, a clear description of each separate relationship indicated
in Regulation S-K Item 402(v)(5)(i)-(iv). Please note, it is not sufficient to state
that no relationship exists, even if a particular measure is not used in
 Lester Brafman
Cohen & Company Inc.
November 9, 2023
Page 2
         setting compensation.
       Please contact Alyssa Wall at 202-551-8106 or Amanda Ravitz at 202-551-3412 with any questions.



FirstName LastNameLester Brafman                        Sincerely,
Comapany NameCohen & Company Inc.
                                                        Division of Corporation
Finance
November 9, 2023 Page 2                                 Disclosure Review
Program
FirstName LastName